Exhibit 99(b)(2)

MADELEINE L.L.C.
299 Park Avenue
New York, New York 10171

August 29, 2004

Riley Mezzanine Corp.
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171
Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 29, 2004, by and among LNR Property Corporation (the “Company”), Riley Property Holdings LLC (“Parent”) and Riley Acquisition Sub Corp. (“Acquisition Sub”) providing for the acquisition of all of the outstanding stock of the Company (the “Acquisition”).  Reference is also made to (i) that certain commitment letter (the “GS Commitment Letter”), dated the date hereof, from Goldman Sachs Mortgage Company committing to provide debt financing (the “GS Loan”) of up to $2.9 billion to finance the Acquisition and (ii) that certain commitment letter (the “DB Commitment Letter”), dated the date hereof, from Deutsche Bank AG to provide debt financing (the “DB Loan”) of up to $3.07 billion to finance the Acquisition.

This letter will confirm the commitment of Madeleine L.L.C. (“Madeleine”) to provide debt financing to Riley Mezzanine Corp. (“Mezzanine Corp.”), a direct subsidiary of Parent, in the amount of $400 million (the “Mezzanine Debt Financing”) on the terms and conditions set forth on Annex A.  The proceeds to Mezzanine Corp. from the Mezzanine Debt Financing will be used to fund, in part, the Merger Consideration (as defined in the Merger Agreement) or the retirement of indebtedness of the Company or its subsidiaries or the payment of expenses incurred in connection with the Acquisition or such retirement of indebtedness.

The extension of the Mezzanine Debt Financing by Madeleine is subject to the funding, at the discretion of Cerberus Capital Management, L.P. (“Cerberus”) of either the GS Loan in an amount not less than $2.9 billion (other than the failure to fund as a result of Cerberus’ failure to agree to reasonable documentation containing the terms described in the GS Commitment Letter or to fulfill its obligations under that documentation) or the DB Loan in an amount not less than $3.05 billion (other than the failure to fund as a result of Cerberus’ failure to agree to reasonable documentation containing the terms described in the DB Commitment Letter or to fulfill its obligations under that documentation) and the satisfaction, or waiver by Parent, of all of the conditions to its or Acquisition Sub’s obligations contained in the Merger Agreement.

There is no express or implied intention to benefit any other third party and nothing contained in this letter agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than Mezzanine Corp.

This letter agreement will be effective upon Mezzanine Corp.’s acceptance of the terms and conditions of this letter agreement and will expire on the earliest to occur of (i) the closing of the Merger or (ii) the termination of the Merger Agreement pursuant to its terms.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof that would apply the laws of any other jurisdiction).  Each party to this letter agreement hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to this letter agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding.  Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts.  Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this section.

Sincerely,

MADELEINE L.L.C.

		By:	/s/ Mark A. Neporent
Name: Mark A. Neporent
Title: Vice President

ACCEPTED:

RILEY MEZZANINE CORP.

By:	Ronald Kravit
Name: Ronald Kravit
Title: President

Annex A

Summary of Terms and Conditions

This Summary of Terms and Conditions outlines certain terms of the Mezzanine Debt Financing referred to in the letter agreement, of which this Annex A is a part.  Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the letter agreement.

Borrower:	Riley Mezzanine Corp., a subsidiary of Riley Property Holdings LLC.

Guarantor:	Delaware Securities Holdings, Inc. (“DSHI”), only if DSHI is spun-off as a direct subsidiary of Parent.

Purpose/Use of Proceeds:

To fund, in part, the Merger Consideration or the retirement of indebtedness of the Company or its subsidiaries or the payment of expenses incurred in connection with the Acquisition or such retirement of indebtedness.

Lender:	Madeleine L.L.C.

Principal Amount:	$400 million in principal amount evidenced in the form of a subordinated promissory note (the “Note”).

Term:	10 year maturity.

Interest:

12% per annum (based on a 360-day cycle), 10% paid in cash on a semi-annual basis and 2% paid in kind on a semi-annual basis; plus default interest as follows:  if an event of default has occurred and is continuing 2% paid in kind until the date such event of default is cured or waived.

Security:	The Mezzanine Debt Financing will be unsecured, deeply subordinated to any other Mezzanine Corp. and DSHI debt.

Restrictive Covenants:	No financial or restrictive covenants.

Events of Default:	Failure to make payment when due and defaults under the GS Loan or DB Loan, as applicable.

Commitment Fee:	1.5% of the principal amount.

Optional Prepayments:

In connection with the repayment of any portion of the principal of the Note prior to the third anniversary date of the Note Mezzanine Corp. shall make an additional payment (the “Make Whole Payment”) equal to the excess of (a) the sum of (i) the present value of the amount of such principal prepayment and (ii) the present value of the aggregate interest payments required to be made by Mezzanine Corp. on the portion of principal equal to such principal prepayment which, but for such prepayment, would be required to be made following the date of such prepayment (assuming for this purpose that all interest on such principal amount would be paid in cash), over (b) 100% of the amount of such principal prepayment.  In the foregoing calculation, present value shall be determined by Madeleine by discounting at a rate equal to the federal funds rate plus one-half of one percent (.50%) monthly.

Assignments, Participations:	Madeleine may sell or assign the Note to one or more other persons without the consent of Mezzanine Corp. Madeleine may also sell participations without the consent of Mezzanine Corp.